SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2006
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F
x
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes
No
x

EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
·    Announcement relating to
     change of directorate, dated
     November 27, 2006

Naspers Limited
(Incorporated in the Republic of South Africa)
(Reg. No 1925/001431/06)
Share Code: NPN IZIN: ZAE000015889
(“Naspers”)
Naspers Limited - Directorate
Prof Hein Willemse has been re-appointed to the board of Naspers Limited on Friday 24
November 2006. Prof Willemse previously was a Naspers board member representing inter alia the group's Welkom scheme.
Cape Town
27 November 2006
Sponsor: Investec Bank Limited

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: November 27, 2006 by
Name:
Stephan J. Z. Pacak
Title:
Director